Exhibit 99.1

VIA Fax: 631-435-1428

June 25, 2018

Board of Directors

℅ Christopher Hughes

Chairman

TSR, Inc.

400 Oser Avenue, Suite 150

Hauppauge, NY 11788

Dear Chris,

Joseph F. Hughes  & Winifred M. Hughes (JFH & WMH)  have asked me ( James Hughes ) to dispose of their 819,000 shares of TSR, Inc.  (“TSRI”) common stock which represents approximately 41.8% of the outstanding shares of TSR, Inc.

At Friday’s closing price of $4.60 per share, TSRI’s stock is trading at a price that does not accurately reflect it’s true value.  The reported sales and earnings for the first nine months of the fiscal year ending May 31, 2018 are a disappointment.

I ask that you immediately pursue  a sale of TSRI. I believe that while the Board needs to conduct an appropriate process  in evaluating my request to sell the company, time is of the essence and your prompt consideration of this proposal is requested.

Godspeed,

James Hughes

1278 Ridge Rd

Syosset, NY 11791